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                   [METRICOM, INC. LETTERHEAD, RICOCHET LOGO]



October 17, 2001

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Securities
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:  Patrick J. O'Leary

Re:      Metricom, Inc. and Metricom Finance, Inc.
         Application to Withdraw
         Registration Statement on Form S-3
         File Nos:  333-44648 and 333-44648-01

Dear Mr. O'Leary:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Act"), Metricom, Inc. ("Metricom") and Metricom Finance, Inc. ("Finance," together with Metricom, the "Registrants") hereby apply for an order granting the immediate withdrawal of their Registration Statement on Form S-3, together with all exhibits thereto, Commission File Nos. 333-44648 and 333-44648-01 (the "Registration Statement"). The Registration Statement originally was filed with the Securities and Exchange Commission (the "Commission") on August 28, 2000.

Pursuant to the Registration Statement, Metricom proposed to register one or more of the following: secured or unsecured debt securities; shares of preferred stock; shares of common stock; warrants to purchase debt securities or any other security; warrants to purchase common stock or preferred stock; units consisting of two or more of the previously mentioned securities and/or securities registered by Finance; and guarantees of debt securities of Finance. Finance proposed to register one or more of the following: secured or unsecured debt securities; warrants to purchase debt securities; and units consisting of debt securities, debt warrants or securities of Metricom. This Registration Statement had a maximum aggregate offering price of $300,250,000 and, pursuant to Rule 429 under the Act, carried forward unsold securities with a maximum aggregate offering price of $899,750,000 from two prior effective registration statements of the Registrants. Therefore, the total amount proposed to be registered under the Registration Statement was $1.2 billion.

Due to the recent bankruptcy filing of the Registrants on July 2, 2001 in the U.S. Bankruptcy Court in San Jose, California, and uncertainty regarding the ongoing operations of Metricom, plus various market and other conditions, the Registrants have decided not to pursue the offering contemplated by the Registration Statement. No securities have been sold under the Registration Statement.

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Securities and Exchange Commission
October 17, 2001
Page Two


Accordingly, we request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. We understand that the filing fees paid by the Registrants will be held by the Commission pursuant to Rule 477 under the Act, and, pursuant to Rule 457(p) under the Act, may be applied by the Commission to future registration statement filings. In addition, pursuant to Rule 477 under the Act, the Registrants would like to inform the Commission that, although there are no current plans to do so, the Registrants may decide in the future to undertake a subsequent private offering in reliance on Rule 155(c) under the Act.

If you have any questions regarding the foregoing application for withdrawal, please contact Kenneth Guernsey of Cooley Godward LLP, legal counsel to the Registrants in connection with the Registration Statement, at (415) 693-2000.

Sincerely,

/s/ DALE W. MARQUART
--------------------
    Dale W. Marquart

Corporate Secretary and General Counsel
Metricom, Inc.



cc:   Kenneth Guernsey
      Cydney Posner
      Laura Woodhead
      Alyssa Harvey
      Alannah Link